AURORA CANNABIS INC.

Consolidated Financial Statements

For the years ended June 30, 2017 and 2016
(In Canadian Dollars)

Management's Responsibility

To the Shareholders of Aurora Cannabis Inc.:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of consolidated financial statements.

The Board of Directors and Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Committee is also responsible for recommending the appointment of the Company's external auditors.

MNP LLP, an independent firm of Chartered Professional Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Committee and management to discuss their audit findings.

September 25, 2017

“Terry Booth”	“Glen Ibbott”
Terry Booth	Glen Ibbott
Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Aurora Cannabis Inc.:
We have audited the accompanying consolidated financial statements of Aurora Cannabis Inc., which comprise the consolidated statement of financial position as at June 30, 2017 and June 30, 2016, and the consolidated statements of loss and other comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aurora Cannabis Inc. as at June 30, 2017, June 30, 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Vancouver, British Columbia

September 25, 2017	Chartered Professional Accountants

AURORA CANNABIS INC.
Consolidated Statements of Financial Position
June 30, 2017 and 2016
(In thousands of Canadian dollars)

	Notes	2017	2016
		$	$
Assets
Current
Cash and cash equivalents		159,796	170
Restricted cash		-	89
Accounts receivable	3	2,312	87
Marketable securities	4(b)	14,845	-
Inventory	5	7,703	2,317
Biological assets	6	4,088	1,845
Promissory notes receivable	7	1,222	-
Loans receivable	10	2,096	-
Other current assets	8	1,544	736
		193,606	5,244

Property, plant and equipment	9	45,523	11,370
Convertible debenture	4(a)	11,071	-
Loans receivable	10	-	1,782
Derivative	4(b)	292	-
Investment in a joint venture	10	-	-
Intangible assets	12	31,087	-
Goodwill	12	41,100	-

		322,679	18,396

Liabilities
Current
Accounts payable and accrued liabilities	21(c), 24(b)(ii)	8,753	1,686
Deferred revenue		1,421	28
Finance lease	13	69	-
Short term loans	14	-	6,047
Derivative liabilities	14(d), 15(d)	-	233
Contingent consideration payable	11(a)	13,221	-
		23,464	7,994

Finance lease	13	282	-
Convertible notes	15	63,536	1,281
Long term loans	14(b), 14(e)	-	3,159
Deferred gain on convertible debenture	4(a)	10,206	-
Deferred gain on derivative	4(b)	321	-
Deferred tax liability	20	5,937	-
		103,746	12,434

Shareholders’ equity
Share capital	16	221,447	17,148
Reserves		25,912	5,730
Deficit		(28,426)	(16,916)
		218,933	5,962

		322,679	18,396

Nature of Operations (Note 1)
Commitments and Contingencies (Note 22)
Subsequent Events (Notes 4(a), 7(b), 15(b) and 26)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive Loss
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

	Notes	2017	2016
		$	$
Revenue		18,067	1,439

Unrealized gain on changes in fair value of biological assets		(7,469)	(3,004)
Inventory expensed to cost of sales		3,472	295
Production costs		6,008	1,946
Cost of sales (recovery)		2,011	(763)

Gross profit		16,056	2,202

Expenses
General and administration	17, 21(a)	6,813	3,015
Sales and marketing	18	10,270	1,706
Research and development		314	565
Acquisition and project evaluation costs		1,551	-
Depreciation	9	716	593
Share-based payments	16(d)(e)	7,584	913
		27,248	6,792

Loss from operations		(11,192)	(4,590)

Other income (expenses)
Interest and other income		861	73
Finance and other costs	19	(6,582)	(1,444)
Foreign exchange		(215)	-
Unrealized loss on debenture	4(a)	(1,135)	-
Unrealized gain on marketable securities	4(b)	1,334	-
Unrealized gain (loss) on derivative	4(b)	(335)	89
		(6,072)	(1,282)

Loss before income taxes		(17,264)	(5,872)

Income tax recovery
Current		19	79
Deferred, net		4,277	70
		4,296	149

Net loss		(12,968)	(5,723)

Other comprehensive income (loss)
Deferred tax		(885)	-
Unrealized gain on marketable securities	4(b)	6,077	-
Foreign currency translation		(25)	-

Comprehensive loss		(7,801)	(5,723)

Net loss per share
Basic and diluted		(0.05)	(0.04)

Weighted average number of shares outstanding
Basic and diluted		279,029,226	128,988,266

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves
									Fair Value
				Obligation		Compensation	Related		and	Foreign
		Common		to Issue	Stock	Options/	Party	Convertible	Deferred	Currency	Total
	Notes	Shares	Amount	Shares	Options	Warrants	Loans	Notes	Tax	Translation	Reserves	Deficit	Total
		#	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2015		118,794,138	11,433	2,322	381	823	-	216	-	-	3,742	(11,342)	3,833
Comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	(5,724)	(5,724)
Conversion of notes	16(b)(x)	3,928,000	452	-	-	-	-	(171)	-	-	(171)	-	281
Equity component of convertible loans		-	-	-	-	-	-	270	-	-	270	-	270
Deferred tax on convertible notes		-	-	-	-	-	-	(70)	-	-	(70)	-	(70)
Compensation options on convertible notes		-	-	-	-	90	-	-	-	-	90	-	90
Private placement	16(b)(xiv)	9,091,670	4,819	-	-	-	-	-	-	-	-	-	4,819
Share issue costs		-	(246)	-	-	44	-	-	-	-	44	-	(201)
Exercise of stock options	16(b)(xi)	2,975,829	515	-	(354)	-	-	-	-	-	(354)	-	161
Exercise of warrants	16(b)(xii)	564,000	56	-	-	-	-	-	-	-	-	-	56
Forfeited options		-	-	-	(105)	-	-	-	-	-	(105)	105	-
Shares issued for compensation	16(b)(v)	22,728	13	13	-	-	-	-	-	-	13	-	26
Shares issued for convertible notes	15(d)	200,000	106	-	-	-	-	-	-	-	-	-	106
Convertible notes settled in cash		-	-	-	-	-	-	(45)	-	-	(45)	45	-
Fair value adjustment on loans	14(b)(e)	-	-	-	-	-	1,403	-	-	-	1,403	-	1,403
Share-based payments		-	-	-	686	226	-	-	-	-	912	-	912
Balance, June 30, 2016		135,576,365	17,148	2,335	608	1,184	1,403	200	-	-	5,730	(16,916)	5,962
Comprehensive loss for the period		-	-	-	-	-	-	-	5,192	(25)	5,167	(12,968)	(7,801)
Shares issued for acquisitions	11	27,091,007	34,540	-	-	-	-	-	-	-	-	-	34,540
Shares issued for contingent consideration	11(a)	2,926,103	7,408	-	-	-	-	-	-	-	-	-	7,408
Performance shares	16(b)(viii)	20,000,000	2,322	(2,322)	-	-	-	-	-	-	(2,322)	-	-
Transfer from derivative liabilities		-	-	-	-	98	-	-	-	-	98	-	98
Private placements	16(b)(iv)(vii)	90,837,500	98,009	-	-	-	-	-	-	-	-	-	98,009
Share issue costs	16(b)(iv)(vii)	-	(10,913)	-	-	4,631	-	-	-	-	4,631	-	(6,282)
Deferred tax on share issue costs		-	1,846	-	-	-	-	-	-	-	-	-	1,846
Warrants issued on amendment of
convertible notes	15(d)	-	-	-	-	877	-	-	-	-	877	-	877
Conversion of notes	16(b)(x)	29,020,319	38,037	-	-	-	-	(4,800)	-	-	(4,800)	-	33,237
Equity component of convertible notes		-	-	-	-	-	-	20,587	-	-	20,587	-	20,587
Equity component of convertible note transaction costs		-	-	-	-	-	-	(900)	-	-	(900)	-	(900)
Deferred tax on convertible notes		-	-	-	-	-	-	(5,353)	-	-	(5,353)	-	(5,353)
Shares issued for loan	14(d)	50,000	24	-	-	-	-	-	-	-	-	-	24
Reclassification upon repayment of related party loans	14(b)(e)	-	-	-	-	-	(1,403)	-	-	-	(1,403)	1,403	-
Shares issued for compensation	16(b)(v)	25,510	13	(13)	-	-	-	-	-	-	(13)	-	-
Exercise of warrants	16(b)(xii)	54,936,306	28,648	-	-	(2,046)	-	-	-	-	(2,046)	-	26,602
Exercise of compensation option/warrants	16(b)(xiii)	4,084,434	2,966	-	-	(1,292)	-	-	-	-	(1,292)	-	1,674
Forfeited options & warrants		-	-	-	(23)	(32)	-	-	-	-	(55)	55	-
Exercise of stock options	16(b)(xi)	2,001,700	1,399	-	(578)	-	-	-	-	-	(578)	-	821
Share-based payments		-	-	-	7,584	-	-	-	-	-	7,584	-	7,584

Balance, June 30, 2017		366,549,244	221,447	-	7,591	3,420	-	9,734	5,192	(25)	25,912	(28,426)	218,933

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars)

	Notes	2017	2016
Cash provided by (used in) Operating activities		$	$
Net loss for the year		(12,968)	(5,724)
Adjustments for non-cash items
Change in fair value of biological assets		(5,864)	(3,004)
Depreciation		1,087	593
Share-based payments		7,584	913
Unrealized loss on debenture		1,135	-
Unrealized gain on marketable securities		(1,334)	-
Unrealized (gain) loss on derivatives		335	(89)
Non-cash fees and compensation		-	13
Accrued interest		(78)	68
Financing fees		1,657	192
Accretion expense		3,537	622
Interest and other income		(78)	-
Deferred tax recovery		(4,277)	(70)
Changes in non-cash working capital
GST recoverable		(963)	623
Accounts receivable		(654)	(81)
Inventory		(1,679)	(1,133)
Other current assets		(1,009)	(645)
Accounts payable and accrued liabilities		2,610	922
Deferred revenue		453	28
		(10,506)	(6,772)

Investing activities
Marketable securities and derivative		(7,877)	-
Convertible debenture		(2,000)	-
Promissory notes receivable		(1,215)	-
Purchase of property, plant and equipment		(25,718)	(1,885)
Acquisition of businesses, net of cash acquired	11	(6,917)	-
Acquisition of assets, net of cash acquired	11	(6,748)	-
		(50,475)	(1,885)

Financing activities
Finance lease		(193)	-
Proceeds of convertible notes		115,000	800
Proceeds (repayment) of short term loans		(6,215)	2,298
Proceeds (repayment) of long term loans		(4,000)	982
Financing fees		(5,087)	(316)
Shares issued for cash, net of share issue costs		120,823	4,835
		220,328	8,600

Effect of foreign exchange on cash and cash equivalents		190	-

Increase (decrease) in cash and cash equivalents		159,537	(57)

Cash and cash equivalents, beginning of year		259	316

Cash and cash equivalents, end of year		159,796	259

Cash and cash equivalents consist of:
Cash and cash equivalents		159,796	170
Restricted cash		-	89
		159,796	259

Supplementary information:
Property, plant and equipment in accounts payable		4,119	264
Depreciation in production costs		373	136

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”), was incorporated under the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “ACB” and on the OTCQX under the symbol “ACBFF”

The Company, through its wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is licensed to produce and sell medical marijuana pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

On December 9, 2014, the Company completed the reverse take-over of Prescient Mining Corp. (the “RTO”) by way of a Share Exchange Agreement (the “Agreement”). Pursuant to the Agreement, the Company acquired all of the issued and outstanding shares of Aurora Marijuana Inc. in exchange for securities of the Company.

The head office and principal address of the Company is Suite 1500 - 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

2.	Significant Accounting Policies

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect for the year ended June 30, 2017.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on September 25, 2017.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Aurora Marijuana Inc. (“AMI”), Aurora Cannabis Enterprises Inc. (“ACE”), 1769474 Alberta Ltd. (“1769474”), Australis Capital Inc. (“ACI”), CanvasRx Inc. (“CanvasRx”), 10094595 Canada Inc., Peloton Pharmaceuticals Inc. (“Peloton”) and Pedanios GmbH (“Pedanios”). All significant intercompany balances and transactions were eliminated on consolidation.

(c)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, biological assets, derivatives and acquisition related contingent consideration which were measured at fair value.

(d)	Functional and presentation of foreign currency

The consolidated financial statements are presented in Canadian dollars unless otherwise noted. The functional currency of Pedanios is the European Euro and the functional currency of Aurora and its remaining subsidiaries is the Canadian dollar.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(e)	Foreign currency translation

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The assets and liabilities of foreign operations are translated into Canadian dollars at period end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations are recognized in other comprehensive income and accumulated in equity.

(f)	Cash and cash equivalents

Cash and cash equivalents include cash deposits in financial institutions and other deposits that are readily convertible into cash.

(g)	Biological assets

The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value.

Unrealized gains or losses arising from the changes in fair value less cost to sell during the year are included in the results of operations for the related year.

(h)	Inventory

Inventories of harvested finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies and consumables are valued at cost.

The Company reviews inventory for obsolete, redundant and slow moving goods and any such inventory are written-down to net realizable value.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(i)	Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets, except in the year of acquisition, when half of the rate is used as follows:

Computer software and equipment	3 years
Production equipment	2 -4 years
Furniture and fixtures	5 years
Building and improvements	10 - 50 years

An asset’s residual value, useful life and depreciation method are reviewed at each financial year-end and adjusted if appropriate.

Gains and losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and are recognized in profit or loss.

The Company capitalizes borrowing costs on capital invested in projects under construction (Note 9). Upon commencement of commercial operations, capitalized borrowing costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

(j)	Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively.

Customer relationships are measured at fair value at the time of acquisition and are amortized on a straight-line basis over a period of 7 years.

The Health Canada License is measured at fair value at the time of acquisition and is amortized on a straight-line basis over the useful life of the facility or lease term.

The Pedanios licenses and permits are classified as indefinite life intangible assets and are not amortized but are tested for impairment on an annual basis. These licenses and permits do not expire, as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.

(k)	Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or CGUs which are expected to benefit from the synergies of the combination. The Company has determined that the goodwill associated with all acquisitions belong to the medical cannabis segment.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(k)	Goodwill (Continued)

Goodwill that has an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

(l)	Investment in joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in a joint venture are accounted for using the equity method and are initially recognized at cost. The entire carrying amount of the investment is tested for impairment annually.

(m)	Leased assets

The Company leases some items of property, plant and equipment. A lease of property, plant and equipment is classified as a capital lease if it transfers substantially all the risks and rewards incidental to ownership to the Company. A lease of property, plant and equipment is classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

(n)	Impairment of non-financial assets

The carrying amount of the Company’s non-financial assets is reviewed at each financial reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized when the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the period.

The recoverable amount of an asset or CGU is the greater of it’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(o)	Share capital

Transaction costs directly attributable to the issuance of common shares are recognized as a deduction from equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the vesting periods are recorded as share capital. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value of the shares on the date of issue.

(p)	Share-based payments

The Company has an employee stock option plan. Equity-settled share-based payments to employees are measured at the fair value of the stock options at the grant date and recognized in expense over the vesting periods.

Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve.

The fair value of options is determined using the Black–Scholes option pricing model which incorporates all market vesting conditions. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Amounts recorded for forfeited or expired unexercised options are transferred to deficit in the year of forfeiture or expiry.

Upon the exercise of stock options, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital.

(q)	Loss per share

The Company calculates basic loss per share using the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

(r)	Revenue recognition

Revenue is recognized at the fair value consideration received or receivable. Revenue from the sale of goods is recognized when the Company has transferred the significant risks and rewards of ownership to the buyer and it is probable that the Company will receive the previously agreed upon payment. Significant risks and rewards are generally considered to be transferred when the Company has delivered the product to customers.

(s)	Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete the development to use or sell the asset. To date, no development costs have been capitalized.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(t)	Taxes

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive income or directly in equity.

(i)	Current tax

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

(ii)	Deferred tax

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

(u)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Financial assets and financial liabilities are recognized on the statements of financial position at the time the Company becomes a party to the contractual provisions of the financial instrument.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(u)	Financial instruments (continued)

(i)	Initial measurement of financial assets and financial liabilities

Financial assets and liabilities are recognized at fair value upon initial recognition plus any directly attributable transaction costs when not subsequently measured at fair value through profit or loss. Initial measurement gains on certain investments in hybrid instruments and warrants (underlying a unit offering) of third parties (Notes 4(a) and 4(b)(i)) were deferred due to significant level 3 volatility inputs being present in fair value estimates. The deferred gains are recognized over the underlying term of the warrant to which the volatility estimates related as such factor would be considered by a market participant in pricing the assets.

(ii)	Subsequent measurement

Measurement in subsequent periods is dependent on the classification of the financial instrument. The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held to maturity, available for sale, and other financial liabilities.

Financial assets

(i)	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets and liabilities at FVTPL are either ‘held for trading’ or designated at FVTPL. Derivatives and embedded derivatives not held for hedging purposes are also classified as “held for trading”. These financial assets are subsequently recorded at fair value and changes in fair value are recognized in profit or loss for the period. Directly attributable transaction costs on acquisition are expensed as incurred.

The Company holds a convertible debenture (Note 4(a)) investment and has elected to classify and measure the entire hybrid contract at FVTPL. The fair value of the hybrid instrument is represented by its value through conversion.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently on an amortized cost basis using the effective interest method, less any impairment losses. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

(iii)	Available for sale

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories. They are initially and subsequently measured at fair value and the changes in fair value, other than impairment losses are recognized in other comprehensive income (loss) and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are reclassified to profit or loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(u)	Financial instruments (continued)

Financial assets (continued)

(iv)	Available for sale (continued)

The Company invested in a unit private placement (Note 4(b)(i)) and elected to apply the residual method in allocating the investment cost to the underlying common share and warrant components, first to the share component at its fair value and the residual to the warrant component. The resulting unrealized gain at inception on the share component was recognized in profit and loss and subsequent changes in fair value are recognized in other comprehensive income.

(v)	Held-to-maturity

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are initially recorded at fair value and subsequently measured at amortized cost.

The Company does not have any held-to-maturity financial assets.

(vi)	Impairment of financial assets

A financial asset not carried at FVTPL is reviewed at each reporting date to determine whether there is any indication of impairment. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the assets' original effective interest rate. Losses are recognized in profit or loss with a corresponding reduction in the financial asset, or, in the case of amounts receivable, are reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Financial liabilities

(i)	Other financial liabilities

Subsequent to initial recognition, the Company’s financial liabilities classified as other financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities at fair value are stated at fair value with changes being recognized in profit and loss. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(u)	Financial instruments (continued)

Financial liabilities (continued)

The Company’s derivative financial liabilities are stated at fair value with changes recognized through profit and loss.

(ii)	Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

(v)	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are described below.

Significant judgments

(i)	Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably investment in equity in securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. The assumptions regarding the derivative liabilities are disclosed in notes 14(d) and 15(d).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(v)	Significant accounting judgments, estimates and assumptions (continued)

Significant judgments (continued)

(ii)	Biological assets

Biological assets, consisting of cannabis plants and agricultural produce consisting of cannabis, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets and the agricultural product requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The valuation of biological assets at the point of harvest is the cost basis for all cannabis based inventory and thus any critical estimates and judgments related to the valuation of biological assets are also applicable for inventory. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

(iii)	Estimated useful lives and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(iv)	Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(v)	Significant accounting judgments, estimates and assumptions (continued)

Significant judgments (continued)

(v)	Goodwill impairment

The Company performs an annual test for goodwill impairment in the fourth quarter for each of the cash generating units (CGUs with goodwill allocated), and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Determining whether an impairment has occurred requires valuation of the respective CGU, which we estimate using a discounted cash flow method. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data.

The Company tests intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows.

(vi)	Convertible instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

The identification of convertible notes components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

(vii)	Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options and warrants. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company’s future share price, risk free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

(viii)	Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(w)	Recent accounting pronouncements

There were no new standards effective July 1, 2016 that had an impact on the Company’s consolidated financial statements. The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IFRS 7 Financial instruments: Disclosure

IFRS 7 Financial instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted.

(iii)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18, Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

(iv)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

3.	Accounts receivable

	2017	2016
	$	$
Trade receivables	1,346	84
GST recoverable	966	3
	2,312	87

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

4.	Investments

	Convertible	Marketable
	debenture	securities	Derivative
	(a)	(b)	(b)
	$	$	$
Investment at cost	2,000	7,650	306
Unrealized gain recognized at inception	12,564	1,334	380
Fair value at inception	14,564	8,984	686
Unrealized gain (losses) on changes in fair value	(3,493)	5,861	(394)
Balance, June 30, 2017	11,071	14,845	292

(a)	Convertible debenture

ACE signed a Memorandum of Understanding (“MOU”) with Radient Technologies Inc. (“Radient”) dated December 13, 2016, to evaluate an exclusive partnership for the joint development and commercialization of standardized cannabinoid extracts.

Pursuant to the terms of the MOU, on February 13, 2017, the Company purchased a $2,000 unsecured 10% convertible debenture of Radient, convertible into units at $0.14 per unit. Each unit consists of one common share and one share purchase warrant, with each warrant exercisable into one common share at a price of $0.33 per share expiring February 13, 2019. The debenture has a term of 2 years, is payable on demand during the first 5 months following issuance, and is subject to a mandatory conversion if, after 5 months from the date of issuance, (i) the volume weighted average price (“VWAP”) of Radient’s shares is equal to or greater than $0.40 for 10 consecutive days; or the Company and Radient enter into an exclusivity, licensing, service or similar agreement. The Company received a financing commission of $40.

The Company recognized an unrealized gain on the debenture at inception of $12,564 which is being amortized over two years. The change in fair value during the year ended June 30, 2017, resulted in an unrealized loss of $3,493. The fair value of the debenture at June 30, 2017, was estimated by measuring the fair value of the shares receivable on conversion at a quoted market price of $0.49 (inception - $0.61) and the warrants receivable on conversion using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.10% (inception - $0.75%); dividend yield of 0% (inception - 0%); stock price volatility of 99.05% (inception - 102.52%), and an expected life of 1.65 years (inception - 2 years).

During the year ended June 30, 2017, the Company received 104,167 units of Radient for its interest payment of $50. Each unit consisted of one common share and one warrant, with each warrant exercisable into one share of Radient at a price of $0.48 per share expiring February 13, 2019.

At June 30, 2017, the fair value of the shares of $51 was based on a quoted market price of $0.49 per share and the fair value of the warrants of $25 was estimated using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.10%; dividend yield of 0%; stock price volatility of 99.05%; and an expected life of 1.62 years.

Subsequent to the year end, the Company received 14,285,714 common shares and 14,285,714 warrants of Radient pursuant to the mandatory conversion of the debenture related to the VWAP mentioned above. In addition, the Company received 77,540 units of Radient for its final interest payment of $41. Each unit consisted of one common share and one warrant, with each warrant exercisable into one common share at $0.53 per share until February 13, 2019.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

4.	Investments (Continued)

(b)	Marketable securities and derivative

(i)

On March 9, 2017, the Company purchased 2,777,800 units of Radient at a price of $0.45 per unit for a total cost of $1,250. Each unit consisted of one common share and one-half of a share purchase warrant, with each whole warrant exercisable into one common share of Radient at a price of $0.70 per share expiring March 9, 2019.

The Company recognized an unrealized gain on marketable securities at inception of $1,334 and an unrealized gain on derivatives at inception of $380 related to the warrant component which is being amortized over 2 years. The Company recognized unrealized losses on changes in fair values of marketable securities of $944 and derivatives of $390 during the year ended June 30, 2017.

At June 30, 2017, the fair value of the shares was based on quoted market prices of $0.49 (inception - $0.83) and the fair value of the warrants was estimated using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.10% (inception - $0.82%); dividend yield of 0% (inception - 0%); stock price volatility of 99.05% (inception - 101.40%); and an expected life of 1.69 years (inception - 2 years).

(ii)

On April 25, 2017, the Company subscribed to the initial public offering (“IPO”) of Cann Group Limited (“Cann”) on the Australian Stock Exchange for 21,562,314 fully paid ordinary shares at a price of A$0.30 per share for a total investment of $6,627 (A$6,469).

As at June 30, 2017, the fair market value of the shares was $13,433 (A$13,476) based on a quoted market price of A$0.625. The Company recognized an unrealized gain on the change in fair value of marketable securities of $6,806 during the year ended June 30, 2017.

5.	Inventory

		Biological asset
	Capitalized	fair value	Carrying
	cost	adjustment	value
	$	$	$
Harvested cannabis
Work-in-process	304	373	677
Finished goods	2,332	2,836	5,168
Cannabis oils
Work-in process	342	790	1,132
Finished goods	147	397	544
Supplies and consumables	182	-	182
Balance, June 30, 2017	3,307	4,396	7,703

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

5.	Inventory (Continued)

		Biological asset
	Capitalized	fair value	Carrying
	cost	adjustment	value
	$	$	$
Harvested cannabis
Work-in-process	62	194	256
Finished goods	1,449	525	1,974
Supplies and consumables	87	-	87
Balance, June 30, 2016	1,598	719	2,317

6.	Biological Assets

The Company’s biological assets consist of seeds and cannabis plants. The changes in the carrying value of biological assets are as follows:

	2017	2016
	$	$
Balance, beginning of year	1,845	25
Changes in fair value less cost to sell due to biological transformation	22,772	6,197
Transferred to inventory upon harvest	(20,529)	(4,377)
Balance, end of year	4,088	1,845

The significant assumptions used in determining the fair value of biological assets include:

(a)	Expected yield by plant;
(b)	Wastage of plants;
(c)	Duration of the production cycle;
(d)	Percentage of costs incurred as of this date compared to the total costs expected to be incurred;
(e)	Percentage of costs incurred for each stage of plant growth; and
(f)	Market values.

As of June 30, 2017, it is expected that the Company’s biological assets will yield approximately 599,245 grams (2016 – 227,449 grams) of medical cannabis when harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

7.	Promissory Notes Receivable

(a)

Pursuant to a promissory note dated June 8, 2017, the Company advanced $750 (“Advance”) to Hempco Food and Fiber Inc. (“Hempco”). The note is unsecured, bears interest at 8% per annum, calculated and payable quarterly, and matures on the earliest of June 8, 2019, a demand by the Company on or after December 21, 2017, or the completion of all or any portion of the borrower’s financing. Note 26(a).

(b)

Aggregate promissory notes to other third parties of $472 are receivable on demand, bear interest at 8% per annum, calculated monthly and compounded annually, and are secured by general security agreements. Subsequent to the year end, the Company advanced an additional $233 on the same terms as the aforementioned promissory notes.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

8.	Other current assets

	2017	2016
	$	$
Advances to CanvasRx (Note 11(a))	-	450
Prepaid expenses	1,504	215
Deposits and advances	40	71
	1,544	736

9.	Property, Plant and Equipment

			Computer		Production &	Finance
	Building &	Construction	Software &	Furniture	Other	Lease
	Improvements	in progress	Equipment	& Fixtures	Equipment	Equipment	Total
	$	$	$	$	$	$	$
Cost
Balance, June 30, 2015	10,269	-	343	39	439	-	11,090
Additions	562	-	101	70	581	-	1,314
Balance, June 30, 2016	10,831	-	444	109	1,020	-	12,404
Additions	6,351	26,571	461	183	1,142	544	35,252
Disposals	-	-	-	-	(12)	-	(12)
Balance, June 30, 2017	17,182	26,571	905	292	2,150	544	47,644

			Computer		Production &	Finance
	Building &	Construction	Software &	Furniture	Other	Lease
	Improvements	In Progress	Equipment	& Fixtures	Equipment	Equipment	Total
	$	$	$	$	$	$	$
Accumulated Depreciation
Balance, June 30, 2015	201	-	45	4	55	-	305
Depreciation	415	-	117	15	182	-	729
Balance, June 30, 2016	616	-	162	19	237	-	1,034
Depreciation	438	-	221	40	351	39	1,089
Disposals	-	-	-	-	(2)	-	(2)
Balance, June 30, 2017	1,054	-	383	59	586	39	2,121

Net Book Value
June 30, 2016	10,215	-	282	90	783	-	11,370
June 30, 2017	16,128	26,571	522	233	1,564	505	45,523

The Company is constructing an 800,000 square foot production facility at the Edmonton International Airport (“EIA”). As at June 30, 2017, costs related to the construction of this facility were capitalized as construction in progress and not amortized. Amortization will commence when construction is complete and the facility is available for its intended use.

During the year ended June 30, 2017, $1,370 in borrowing costs were capitalized to construction in progress at a weighted average rate of 22%.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

10.	Investment in a Joint Venture

On April 7, 2015, ACI entered into a Limited Liability Partnership Agreement with AJR Builders Group LLC and formed Australis Holdings LLP (“AHL”), a Washington Limited Liability Partnership. Each of ACI and AJR holds a 50% interest in AHL.

AHL purchased two parcels of land totaling approximately 24.5 acres (the “Property”) in Whatcom county, Washington for USD$2,300 in 2015, with the initial intention to construct a new cannabis production and processing facility. The Company subsequently decided not to move forward with US cannabis production and listed the land for sale.

Pursuant to a promissory note dated April 10, 2015, the Company through ACI loaned $1,645 to AHL to fund the purchase of the Property. The note bears interest at a rate of 5% per annum and matures on October 31, 2017. In the event of a default, interest will be charged at 12% per annum. The note is secured by a first mortgage on one parcel of the Property and a second mortgage on the other title as well as a general security agreement granting ACI security over all present and after acquired property of AHL.

During the year ended June 30, 2017, the Company accrued interest of $41 (2016 - $41) related to this loan.

Included in loans receivable are advances of $360 to AHL. The advances are unsecured, non-interest bearing and have no fixed terms of repayment.

The following table summarizes the financial information of AHL:

(a)	Statement of Financial Position:

	2017	2016
	US$	US$
Cash and cash equivalents	106	7
Other current assets	1	1
Total current assets	107	8
Property, plant and equipment	2,300	2,300
Total assets (100%)	2,407	2,308

	2017	2016
	US$	US$
Total current liabilities	283	83
Long term loans	2,415	2,378
Total equity	(291)	(153)
Total liabilities and equity (100%)	2,407	2,308

(b)	Statement of Loss and Comprehensive Loss

Net loss and comprehensive loss (100%)	138	122

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions

(a)	CanvasRx

On August 17, 2016, the Company completed the acquisition of all of the issued and outstanding shares of CanvasRx pursuant to a Share Purchase Agreement (the “Agreement”) dated August 9, 2016, as amended and restated on August 16, 2016 (the “Acquisition”) for a total consideration of $37,127. CanvasRx is a counseling and outreach service provider with over 24 physical locations in the provinces of Ontario and Alberta, Canada. The transaction was accounted for as a business combination.

$
Consideration
Cash paid at closing	1,575
Performance milestones achieved related to patients 17,875,000 common shares issued	11,440
Cash paid	1,575
Loan to CanvasRx	450
CanvasRx transaction expenses	250
Other liabilities assumed	18
Contingent consideration (1)	21,819
37,127

(1)

Contingent consideration represents the discounted amount estimated to be paid out over a 20-month period on achievement of future performance milestones related to new counseling rooms opened, patient accruals and revenue targets.

This consideration may be satisfied, at the Company’s sole discretion, in cash or common shares at a 15% discount to the market price at the date of issuance, unless the market price of the Company’s share is $0.47 or below, at which point the consideration is convertible into a fixed number of shares. In any case, the issuance of the Company’s shares should not result in former CanvasRx shareholders accumulating 50% or more of the Company’s shares. If the consideration payments cannot be satisfied in cash and the issuance of shares would result in the former shareholders of CanvasRx accumulating 50% or more of the Company’s shares, a convertible debenture will be issued.

During the year ended June 30, 2017, certain patient and counselling room performance milestones were achieved, and the Company paid $2,608 and issued 2,926,103 shares at $2.074 per share to the former shareholders of CanvasRx.

Subsequent to the year end, the Company issued 3,178,177 shares at $2.135 per share for patient, counselling rooms and revenue milestones achieved.

All common shares issued were accounted for at fair value at the dates of issuance.

The purchase price was allocated as follows:

$
Net liabilities acquired	(797)
Intangible asset – customer relationships	4,250
Deferred tax liability	(836)
Goodwill	34,510
37,127

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(a)	CanvasRx (continued)

The Company is indemnified from any tax liability arising from pre-acquisition transactions of CanvasRx through adjustments to the purchase consideration.

Fair values of the net liabilities acquired included the following:

$
Sales tax receivable	39
Accounts receivable	212
251

Accounts payable and accrued liabilities	109
Deferred revenue	939
1,048
(797)

Net cash outflow on the Acquisition is as follows:

$
Cash consideration	3,400
Add: bank overdraft	18
3,418

Acquisition costs of $1,022 were excluded from the consideration transferred and were recognized as an expense in the current period.

For the year ended June 30, 2017, CanvasRx accounted for $1,702 in net loss since August 17, 2016. This amount included revenues of $309.

(b)	Peloton

On April 28, 2017, the Company, through its wholly-owned subsidiary, 10094595 Canada Inc., acquired the net assets of Peloton, a late-stage ACMPR applicant, out of bankruptcy protection. The Company is completing construction of the former Peloton 40,000 square foot cannabis production facility in Pointe Claire, Quebec. The transaction was accounted for as an asset acquisition.

The Company acquired all of the common shares of Peloton for a total consideration of $9,139 consisting of:

$
573,707 common shares	1,486
Cash	4,562
Trustee, legal fees and other acquisition costs	2,186
Acquisition related costs - 325,518 common shares	905
9,139

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(b)	Peloton (continued)

The allocation of the consideration to the fair value of the net assets acquired at the date of acquisition is as follows:

$
Building – construction in progress	4,401
Office, furniture and equipment	445
Intangible asset – ACMPR license application	4,293
9,139

The total consideration is subject to change pending settlement of all claims with the previous creditors by the bankruptcy trustee.

(c)	Pedanios

In May 2017, the Company completed the acquisition of Pedanios, a registered wholesale importer, exporter and distributor of medical cannabis in Germany. The Company acquired all of the issued and outstanding shares of Pedanios for a total consideration of $23,728. The transaction was accounted for as a business combination.

$
Consideration
Cash paid at closing (€2,000)	3,019
8,316,782 common shares issued	20,709
23,728

The purchase price was allocated as follows:

$
Net assets acquired	1,184
Intangible assets – permits and licenses	22,544
Goodwill	6,590
Deferred tax liability	(6,590)
23,728

Fair values of the net assets acquired included the following:

$
Cash	743
Trade receivables	358
Inventories	328
Prepaid expenses and deposits	6
Equipment	13
1,448
Accounts payables and accrued liabilities	264
1,184

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(c)	Pedanios (continued)

Net cash outflow on the Acquisition is as follows:

$
Cash consideration	3,019
Less: cash acquired	743
2,276

Acquisition costs of $243 were excluded from the consideration transferred and were recognized as an expense in the current period.

For the year ended June 30, 2017, Pedanios accounted for $294 in net loss since May 30, 2017. This amount included revenues of $439.

12.	Intangible Assets and Goodwill

A continuity of the intangible assets for the year ended June 30, 2017 is as follows:

	Balance at	Additions from	Balance at
	July 1, 2016	acquisitions	June 30, 2017
	$	$	$
Cost
Customer relationships (Note 11(a))	-	4,250	4,250
Permits and licenses (Notes 11(b)(c))	-	26,837	26,837
Total	-	31,087	31,087

No amortization was recorded for intangible assets for the year ended June 30, 2017.

A continuity of the goodwill for the year ended June 30, 2017 is as follows:

	Balance at	Additions from	Balance at
	July 1, 2016	acquisitions	June 30, 2017
	$	$	$
CanvasRx (Note 11(a))	-	34,510	34,510
Pedanios (Note 11(c))	-	6,590	6,590
Total	-	41,100	41,100

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

13.	Finance Lease

During the year ended June 30, 2017, the Company entered into finance lease agreements related to three production equipment transactions totaling $543, of which down payments of $169 were made. The finance leases are repayable over a period of 4 to 5 years expiring January 2021 and December 2021.

2017
$
Less than 1 year	108
Between 1 and 4 years	344
Total minimum lease payments	452
Less: amount representing interest at approximately 8.19% to 20.26%	(101)
Present value of minimum lease payments	351
Less: current portion	(69)
282

14.	Short and Long Term Loans

		Interest per		June 30,	June 30,
Type of Loan		Annum	Maturity	2017	2016
				$	$
Short term
Unsecured term loan	(a)	8%	Aug. 27, 2015	-	457
Unsecured loans from related parties	(b)&(e)	See below	See below	-	1,089
Secured mortgage loan	(c)	12%	October 1, 2016 January 25, 2018	-	1,656
Secured demand loan	(d)	19.5%	or on demand	-	2,845
				-	6,047

Long term
Unsecured loans from related parties	(b)&(e)	See below	See below	-	3,159

(a)

Prior to the RTO, the Company entered into a loan agreement dated June 27, 2014, as amended, in the principal amount of $500 maturing December 27, 2014. In consideration for the loan, the Company issued 714,000 common shares (the “Shares”) to the lender. A partial principal payment of $100 (prior to the RTO) was made towards the loan and the loan was extended to August 27, 2015.

On November 25, 2015, a claim was commenced by the lender in the Supreme Court of British Columbia seeking repayment of the loan plus interest, legal costs and other relief. The Shares were in dispute as the Company believed that it constituted interest and that the fair market value of the Shares was approximately equivalent to the outstanding balance of the loan. On December 2, 2015, the Company paid into court $89 pursuant to a November 27, 2015 garnishment order (“Garnished Funds”).

On July 14, 2016, the parties agreed to settle and the Company paid the outstanding loan plus accrued interest of $459 and legal fees of $4. Included in this amount were the Garnished Funds released to the lender.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

14.	Short and Long Term Loans (Continued)

(b)

The Company entered into unsecured promissory notes with companies controlled by the CEO and the President of the Company dated April 1, 2015, as amended, in the principal amount of $2,500. Previously, the loans bore interest at 8% per annum and were due on demand on or before April 1, 2016.

On October 1, 2015, the terms of these loans were amended such that they mature on the later of: (i) the Company reporting two consecutive cash flow positive quarters; and (ii) August 1, 2016. No interest shall be paid on the loans until the Company reports a positive cash flow quarter and, at such time, the loans will bear interest at 4% per annum, compounded annually.

On February 1, 2016, the term of $1,000 of these loans was extended to expire on the later of: (i) the Company reporting two consecutive cash flow positive quarters; and (ii) August 1, 2017 (“Extended Loan”). As at June 30, 2016, included in reserves was a fair value adjustment of $279 with respect to the Extended Loan and the recognition of related party contribution related to the interest amendment using a market interest rate of 22%.

During the year ended June 30, 2017, the loans were repaid in full.

(c)

On September 13, 2015, 1769474 entered into a mortgage financing (the “Mortgage”) of $1,650 on its building and related improvements on approximately 154 acres of land located in Cremona, Alberta (“Mortgaged Property”). The Mortgage was renewable every nine months at a renewal fee of 1.5%, and secured by a first mortgage on the Mortgaged Property, a general security agreement and corporate guarantees.

During the year ended June 30, 2017, the Company paid interest of $149 (2016 - $151). The Mortgage was repaid in full on March 28, 2017.

(d)

The Company entered into a secured demand loan agreement dated January 22, 2016 in the principal amount of $3,000. As consideration for the loan, the Company paid a structuring fee of $90 and legal and due diligence fees of $30. In addition, the Company issued 300,000 warrants to the lender exercisable into common shares of the Company at a price of $0.55 per share expiring January 25, 2020. The Company were to pay a top up fee if the fair value of the shares on any unexercised warrants was less than the exercise price (i) on the maturity date; and/or (ii) on completion of a successor entity or going private event.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the warrants were evaluated as a derivative in nature. The warrants were valued upon initial recognition at fair value using a Monte Carlo simulation. Subsequent to initial recognition, the derivative was re-measured at fair value at each reporting date. The warrants were initially valued at $106 and recorded as a derivative liability and debt issuance cost, amortized over the term of the loan. The warrant derivative was subsequently adjusted to fair value at June 30, 2016 of $98. During the nine months ended March 31, 2017, all of the warrants were exercised and $98 was reclassified from derivative liabilities to share capital on the exercise of these warrants.

In July 2016, the Company obtained an additional loan of $1,000. As consideration for the additional loan, the Company paid a structuring fee of $60 and an equity fee of 50,000 common shares at a fair value of $24. On closing, the Company paid legal and due diligence fees of $60.

During the year ended June 30, 2017, the Company paid interest of $260 (2016 - $243). On September 28, 2016, the Company repaid the loan in full and paid early redemption penalty fees of $199.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

14.	Short and Long Term Loans (Continued)

(e)

On June 26, 2015 and October 1, 2015, the Company entered into unsecured promissory notes, as amended, in the amounts of $2,018 and $982, respectively, with companies controlled by the CEO and the President of the Company. The loans mature on the later of: (i) the Company reporting two consecutive cash flow positive quarters; and (ii) August 1, 2016. No interest shall be paid on the loans until the Company reports a positive cash flow quarter and at such time, the loans will bear interest at 4% per annum, compounded annually. As at June 30, 2016, the Company recognized a related party contribution with respect to the interest free loan and recorded $210 in reserves using a market interest rate of 22%.

On December 1, 2015, the term of the loans was amended such that they mature on the later of: (i) the Company reporting two consecutive cash flow positive quarters; and (ii) August 1, 2017. Included in reserves as at June 30, 2016, was a fair value of adjustment of $914 related to the loan modification calculated at a market interest rate of 22% for the rest of the extended term.

During the year ended June 30, 2017, the loans were repaid in full.

15.	Convertible Notes

	Long term	Long term	Long term	Long term
	(a)	(b)	(c)	(d)	Total
		$	$	$	$
Balance, June 30, 2015	-	-	-	-	-
Issued	-	-	-	2,170	2,170
Equity portion	-	-	-	(269)	(269)
Derivative liability	-	-	-	(217)	(217)
Financing fees	-	-	-	(437)	(437)
Accretion	-	-	-	34	34
Balance, June 30, 2016	-	-	-	1,281	1,281
Issued	75,000	25,000	15,000	-	115,000
Equity portion	(13,209)	(5,271)	(2,107)	-	(20,587)
Conversion	(122)	(16,745)	(12,605)	(2,135)	(31,607)
Interest paid	(849)	(989)	(55)	(2)	(1,895)
Financing fees	(2,622)	(899)	(606)	637	(3,490)
Accretion	1,094	1,277	241	117	2,729
Accrued interest	875	996	132	102	2,105
Balance, June 30, 2017	60,167	3,369	-	-	63,536

The liability component of the convertible notes was valued using Company specific interest rates assuming no conversion features existed. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge and the equity component is presented in convertible notes reserve as a separate component of shareholders’ equity.

(a)

On May 2, 2017, the Company completed a private placement of unsecured convertible debentures (the “Offering”) in the aggregate principal amount of $75,000. The debentures bear interest at 7% per annum, payable semi-annually and mature on May 2, 2019. The debentures are convertible into common shares of the Company at a price of $3.29 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeds $4.94 per share for 10 consecutive trading days. On closing, the Company paid the agent a commission of $2,893 and legal fees and expenses of $289.

During the year ended June 30, 2017, the Company paid interest of $849 and issued 45,593 common shares on partial conversion of $150 debentures. Note 16(b)(x)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

15.	Convertible Notes (Continued)

(b)

On November 1, 2016, the Company completed a brokered private placement of unsecured convertible debentures in the aggregate principal amount of $25,000. The debentures bear interest at 8% per annum, payable semi-annually and mature on November 1, 2018. The principal amount of the debentures is convertible into common shares of the Company at a price of $2.00 per share subject to a forced conversion if the VWAP of the Company’s common shares equals or exceeds $3.00 per share for 10 consecutive trading days. On closing, the Company paid the Agent a commission of $1,000 and legal fees and expenses of $139.

During the year ended June 30, 2017, the Company paid interest of $989 and issued 10,190,000 common shares on partial conversion of $20,380 debentures. Note 16(b)(x)

Subsequent to the year end, the Company issued 50,000 common shares on partial conversion of $100 debentures.

(c)

On September 28, 2016, the Company closed a brokered private placement of 10% unsecured convertible debentures in the aggregate principal amount of $15,000. The debentures were convertible into common shares of the Company at a price of $1.15 per share subject to a forced conversion if the VWAP of the Company’s common shares equals or exceeds $2.00 per share for 10 consecutive trading days. On closing, the Company paid the Agent a commission of $600 and legal fees and expenses of $105.

On October 20, 2016, the Company converted all the debentures and accrued interest pursuant to the forced conversion related to the VWAP mentioned above. The Company issued 13,110,184 common shares on the conversion of $15,000 debentures and interests of $77, and paid interest of $55 (Note 16(b)(x)).

(d)

In May 2016, the Company completed a non-brokered private placement of 10% unsecured convertible debentures in the principal amount of $2,050. The debentures were convertible into common shares of the Company at a price of $0.53 per share for a period of 18 months.

The Company paid to the subscriber (i) a bonus of $120 in convertible debentures (“Bonus Debentures”) having the same terms as the debentures; and (ii) 200,000 common shares at a deemed price of $0.53 per share as an incentive fee. In addition, the Company paid an advisory fee of $164 and 309,434 compensation options at a fair value of $90. Each compensation option was exercisable into one common share and one-half of one share purchase warrant of the Company at an exercise price of $0.53 per share expiring two years from the date of issuance. Each whole warrant was exercisable into one additional common share of the Company at a price of $0.69 per share for a two-year period. In September 2016, all of the compensation options and warrants were exercised.

The fair value of the Compensation Options at the date of grant was estimated as $0.19 per warrant based on the following weighted average assumptions: Stock price volatility - 87%; Risk-free interest rate - 0.55%; Dividend yield - 0.00%; and Expected life - 2 years.

Within six months of closing of the debenture, if the Company issued common shares in connection with a financing or a business acquisition at a price that is 15% or more below the conversion price, the Company would pay in cash or additional Debentures an amount equal to the difference between the conversion price and the financing or acquisition price (“Anti-Dilution Clause”).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

15.	Convertible Notes (Continued)

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the debentures are considered to contain an embedded derivative relating to the Anti-Dilution Clause. The Anti-Dilution Clause was measured at fair value upon initial recognition using a Monte Carlo simulation and was separated from the debt component of the debentures. The debt component of the debentures was measured upon initial recognition, based on the present value of the cash flows associated with the debentures. Subsequent to initial recognition, the embedded derivative component is re-measured at fair value at each reporting date while the debt component is accreted to the face value of the debentures using the effective interest rate through periodic charges to finance expense over the term of the debentures.

On July 28, 2016, the Company reached an agreement with the debenture holders to amend certain aspects of the Anti-Dilution Clause. As consideration for the amendment, the Company reduced the conversion price from $0.53 to $0.40 per common share and issued an aggregate of 2,712,500 warrants at a fair value of $877 to the debenture holders. The warrants were exercisable into common shares of the Company at a price of $0.55 per common share expiring August 9, 2018. In December 2016, all of these warrants were exercised.

The fair value of the warrants at the date of grant was estimated as $0.32 per warrant based on the following weighted average assumptions: Stock price volatility - 87%; Risk-free interest rate - 0.49%; Dividend yield - 0.00%; and Expected life - 2 years.

In September 2016, the Company issued an aggregate of 5,674,542 shares on the conversion of $2,050 debentures and interests of $100 and Bonus Debentures of $120 (Note 16(b)(x)). $217 was reclassified from derivative liabilities to share capital on the conversion of these debentures.

16.	Share Capital and Reserves

(a)	Authorized

Unlimited number of common voting shares without par value;
Unlimited number of Class “A” Shares with a par value of $1.00 each; and
Unlimited number of Class “B” Shares with a par value of $5.00 each.

(b)	Issued and outstanding

At June 30, 2017, there were 366,549,244 (2016 - 135,576,365) issued and fully paid common shares.

On July 13, 2016, the Company entered into an agreement for a drawdown equity facility of up to $5,000 (the “Equity Facility”). Under the Equity Facility, the Company may sell, on a private placement basis, units of the Company of between $100 to $500 per tranche, at a discount of 25% to the market price or such lesser discounts as allowed by the Exchange, over a period of eighteen months. Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable into one common share at a 25% premium to the market price for a period of 5 years from the date of issuance. To date, the Company has not drawn down on this Equity Facility.

(i)	On May 26, 2017, the Company issued 8,316,782 shares at a fair value of $20,709 pursuant to the acquisition of Pedanios. (Note 11(c))

(ii)	During the year ended June 30, 2017, the Company issued 2,926,103 common shares at a fair value of $7,408 for contingent consideration. (Note 11(a))

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

16.	Share Capital and Reserves (Continued)

(b)	Issued and outstanding (continued)

(iii)	In April 2017, the Company issued an aggregate of 899,225 common shares with a fair value of $2,391 pursuant to the acquisition of Peloton. (Note 11(b))

(iv)

On February 28, 2017, the Company closed a brokered private placement of 33,337,500 units at a price of $2.25 per unit for gross proceeds of $75,009. Each unit consisted one common share and one-half of one common share purchase warrant of the Company. Each warrant is exercisable into one common share at an exercise price of $3.00 per share for a period of two years, subject to a forced exercise provision if the Company's VWAP equals or exceeds $4.50 for 10 consecutive trading days.

Total cash share issue costs amounted to $4,479 which consisted of underwriters’ commissions of $4,197, underwriters’ expenses of $95, legal fees of $121 and regulatory fees of $66. In addition, the Company issued an aggregate of 1,865,249 compensation warrants to the underwriters at a fair value of $2,782. The compensation warrants have the same terms as the private placement and expire February 28, 2019. The fair value of the compensation warrants at the date of grant was estimated at $0.99 per warrant based on the following weighted average assumptions: Stock price volatility - 79%; Risk-free interest rate - 0.70%; Dividend yield - 0.00%; and Expected life - 2 years.

(v)	On August 30, 2016, the Company issued 25,510 (2016 - 22,728) common shares to an officer of the Company at a fair value of $13 (2016 - $13) pursuant to an employment agreement.

(vi)	On August 17, 2016, 17,875,000 common shares were issued at a fair value of $11,440 pursuant to the acquisition of CanvasRx. (Note 11(a))

(vii)

In conjunction with the acquisition of CanvasRx, the Company completed a brokered private placement of 57,500,000 subscription receipts for aggregate gross proceeds of $23,000 (the “Offering”). Each subscription receipt was converted into units of the Company at a price of $0.40 per unit upon the satisfaction of the conditions precedent to the acquisition. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant was exercisable into one common share of the Company at an exercise price of $0.55 per share expiring August 9, 2018. A portion of the net proceeds from the Offering was used to satisfy the cash component of the acquisition.

Total cash share issue costs with respect to the Offering amounted to $1,804 which consisted of agent’s commission of $1,473, agent’s legal, advisory fees and expenses of $219, transfer agent fees of $16 and legal fees of $96. In addition, the Company issued aggregate compensation warrants of 3,775,000 to the agents at a fair value of $1,848. The compensation warrants have the same terms as the private placement and expire August 9, 2018. The fair value of the compensation warrants at the date of grant was estimated at $0.33 per warrant based on the following weighted average assumptions: Stock price volatility - 79%; Risk-free interest rate - 0.70%; Dividend yield - 0.00%; and Expected life - 2 years.

(viii)

On August 17, 2016, 20,000,000 common shares were issued on achievement of performance milestones pursuant to the RTO. The amount of $2,322 was reclassified from reserves to share capital on the issuance of these shares.

(ix)	On July 14, 2016, 50,000 common shares were issued at a fair value of $24 for financing fees. Note 14(d)

(x)

During the year ended June 30, 2017, an aggregate of 29,020,319 (2016 - 3,928,000) common shares were issued on the conversion of $37,580 (2016 - $491) convertible notes. $4,800 (2016 - $171) was reclassified from reserves to share capital on the conversion of these notes. Notes 15(a), (b), (c), and (d).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

16.	Share Capital and Reserves (Continued)

(b)	Issued and outstanding (continued)

(xi)

During the year ended June 30, 2017, 2,001,700 stock options (2016 - 2,975,829) were exercised for gross proceeds of $821 (2016 - $161). Non-cash compensation charges of $578 (2016 - $354) were reclassified from reserves to share capital on the exercise of these options.

(xii)

During the year ended June 30, 2017, 54,936,306 (2016 - 564,000) warrants were exercised for gross proceeds of $26,602 (2016 - $56). Non-cash compensation charges of $2,046 (2016 - $nil) were reclassified from reserves to share capital on the exercise of these warrants.

(xiii)

During the year ended June 30, 2017, 4,084,434 (2016 - Nil) compensation options were exercised for gross proceeds of $1,674 (2016 - $Nil). Non-cash compensation charges of $1,292 (2016 - $nil) were reclassified from reserves to share capital on the exercise of these compensation options.

(xiv)

During the year ended June 30, 2016, the Company closed a non-brokered private placement consisting of 9,091,670 units at a price of $0.53 per unit for gross proceeds of $4,819. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase an additional common share of the company at a price of $0.66 per common share for a period of two years. The Company paid finders' fees of $190 and issued finders' warrants of 158,920 at a fair value of $45. The warrants were exercisable into common shares of the Company at a price of $0.53 per share for a period of two years. The fair value of these warrants at the date of grant was estimated at $0.29 per warrant based on the following weighted average assumptions: Stock price volatility - 87%; Risk-free interest rate - 0.41%; Dividend yield - 0.00%; and Expected life - 2 years.

(xv)	During the year ended June 30, 2016, the Company issued an aggregate of 200,000 common shares at a fair value of $106 as incentive fees. Note 15(d)

(c)	Escrow securities

Pursuant to an escrow agreement dated September 18, 2014, 60,000,000 common shares of the Company were deposited into escrow with respect to the RTO. In addition, warrants at $0.02 per share expiring December 9, 2019 and stock options at $0.001 per share expiring December 1, 2019 were also subject to the escrow agreement.

Under the escrow agreement, 10% of the escrowed common shares were released from escrow on December 9, 2014, the date of closing of the RTO, and 15% are to be released every nine months thereafter over a period of 36 months. The common shares to be issued and deposited in escrow on the exercise of warrants and options are subject to the same schedule of release.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

16.	Share Capital and Reserves (Continued)

(c)	Escrow securities (continued)

A summary of the status of the escrowed securities outstanding follows:

	Shares	Stock Options	Warrants (1)
	#	#	#
Balance, June 30, 2015	47,887,500	2,400,000	9,000,00
Issued (Exercised)	2,400,000	(2,400,000)	-
Released	(20,475,000)	-	-
Balance, June 30, 2016	29,812,500	-	9,000,000
Issued (Exercised)	20,000,000	-	(8,000,000)
Forfeited	-	-	(1,000,000)
Released	(36,875,000)	-	-
Balance, June 30, 2017	12,937,500	-	-

(1)	See Note 22(b)(i)

(d)	Stock options

The Company has an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company. A summary of the status of the options outstanding follows:

	Stock	Weighted Average
	Options	Exercise Price
	#	$
Balance, June 30, 2015	4,504,000	0.17
Granted	4,877,500	0.39
Exercised	(2,975,829)	0.05
Forfeited	(1,095,837)	0.49
Balance, June 30, 2016	5,309,834	0.37
Granted	12,170,000	2.21
Exercised	(2,001,700)	0.41
Forfeited	(244,568)	0.74
Balance, June 30, 2017	15,233,566	1.84

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

16.	Share Capital and Reserves (Continued)

(d)	Stock options (continued)

The following table summarizes the stock options that remain outstanding as at June 30, 2017:

Exercise Price	Options Outstanding	Expiry Date	Options Exercisable
$	#		#
0.295	250,000	June 2, 2020	250,000
0.295	125,000	August 26, 2020	20,833
0.30	240,000	August 10, 2020	94,167
0.30	581,009	August 14, 2020	272,676
0.30	175,002	September 1, 2020	2
0.30	150,000	September 8, 2018	83,333
0.30	12,500	September 8, 2018	12,500
0.34	137,000	May 23, 2020	87,000
0.40	350,000	March 10, 2019	350,000
0.46	800,000	May 20, 2021	-
0.55	80,000	February 8, 2021	66,667
0.58	300,000	March 14, 2021	206,250
0.66	350,000	August 8, 2021	87,500
1.30	1,178,055	September 23, 2021	616,110
2.18	350,000	October 12, 2021	175,000
2.25	2,800,000	August 25, 2021	1,720,833
2.56	2,100,000	January 19, 2022	262,500
2.62	50,000	February 24, 2022	8,333
2.27	2,500,000	March 22, 2022	208,333
2.49	2,705,000	May 11, 2022	-
	15,233,566		4,522,037

During the year ended June 30, 2017, the Company recorded aggregate share-based payments of $7,584 (2016 - $687) for all stock options granted and vested during the period.

The fair value of stock options granted during the period was determined using the following weighted average assumptions at the time of grant using the Black-Scholes option pricing model:

	2017	2016

Risk-Free Annual Interest Rate	0.68%	0.57%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	79.0%	87.0%
Expected Life of Options	3.03 years	3.75 years
Forfeiture rate	5%	5%

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading history and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

The weighted average fair value of stock options granted during the year ended June 30, 2017 was $1.15 (2016 - $0.24) per option. As at June 30, 2017, stock options outstanding have a weighted average remaining contractual life of 4.22 years.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

16.	Share Capital and Reserves (Continued)

(e)	Share purchase warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of the status of the warrants outstanding follows:

		Weighted average
	Warrants	exercise price
	#	$
Balance, June 30, 2015	20,014,000	0.28
Issued	9,550,590	0.65
Exercised	(564,000)	0.10
Expired	(250,000)	1.01
Balance, June 30, 2016	28,750,590	0.40
Issued	50,173,466	1.36
Forfeited	(1,000,000)	0.02
Exercised	(54,936,306)	0.48
Balance, June 30, 2017	22,987,750	2.32

During the year ended June 30, 2017, share-based payments of $Nil (2016 - $226) were recognized related to warrants for consulting services.

The following table summarizes the warrants that remain outstanding as at June 30, 2017:

Exercise Price	Warrants	Expiry Date
$	#
0.50	2,360,000	December 9, 2017
0.55	61,500	August 9, 2018
0.55	3,897,500	August 17, 2018
3.00	16,668,750	February 28, 2019
	22,987,750

(f)	Compensation options/warrants

Each compensation option/warrant entitles the holder to purchase one common share and one-half of one share purchase warrant of the Company. Each whole warrant is exercisable into one additional common share of the Company for a period of two years. A summary of the status of the compensation options/warrants outstanding follows:

	Compensation	Weighted average
	options/warrants	exercise price
	#	$
Balance, June 30, 2015	-	-
Issued	309,434	0.53
Exercised	-	-
Expired	-	-
Balance, June 30, 2016	309,434	0.53
Issued	5,640,249	1.01
Exercised	(4,084,434)	0.41
Balance, June 30, 2017	1,865,249	2.25

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

17.	General and Administration

	2017	2016
	$	$
Professional fees	1,793	1,201
Office and administration	1,450	693
Wages and benefits	3,570	1,121
	6,813	3,015

18.	Sales and Marketing

	2017	2016
	$	$
Consulting fees	3,678	93
Branding, public and media relations, and tradeshows	1,073	661
Selling and client care expenses	4,015	493
Wages and benefits	1,504	459
	10,270	1,706

19.	Finance and Other Costs

	2017	2016
	$	$
Accretion expense	3,570	623
Bank charges	28	10
Financing fees	1,692	192
Interest expense	1,292	619
	6,582	1,444

20.	Income Taxes

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 26% (2016 - 26%) to loss before income tax for the following reasons:

	2017	2016
	$	$
Loss before tax	(17,264)	(5,872)
Combined federal and provincial rate	26%	26%
Expected tax recovery	(4,489)	(1,527)
Change in estimates from prior year	(205)	121
Non-deductible expenses	2,294	138
Difference in statutory tax rate	(16)	-
Effect of change in tax rates	(21)	-
Changes in deferred tax benefits not recognized	(1,859)	1,119
Income tax recovery	(4,296)	(149)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

20.	Income Taxes (Continued)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at June 30, 2017 and 2016 are comprised of the following:

		Deferred tax	Recovered	Recovered through	Recovered
	As of	assets (liabilities)	through	(charged to) other	through	As of
	June 30,	assumed from	(charged to)	comprehensive	(charged to)	June 30,
	2016	acquisition	earnings	income	equity	2017
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	3,240	321	4,076	-	-	7,637
Finance costs	232	-	238	-	3,050	3,520
Investment tax credit	-	-	75	-	-	75
Total deferred tax assets	3,472	321	4,389	-	3,050	11,232

Deferred tax liabilities
Convertible debenture	(195)	-	(226)	-	(3,749)	(4,170)
Marketable securities	-	-	140	(885)	-	(745)
Customer relationships	-	(1,126)	-	-	-	(1,126)
Property, plant and equipment	(158)	(4)	64	-	-	(98)
License and federal permits	-	(6,617)	-	-	-	(6,617)
Inventory	(313)	-	(1,359)	-	-	(1,672)
Biological assets	(498)	-	(590)	-	-	(1,088)
Total deferred tax liabilities	(1,164)	(7,747)	(1,971)	(885)	(3,749)	(15,516)

Net deferred tax assets (liabilities)	2,308	(7,426)	2,418	(885)	(699)	(4,284)
Deferred tax assets not recognized	(2,308)	-	1,859	-	(1,204)	(1,653)
	-	(7,426)	4,277	(885)	(1,903)	(5,937)

		Deferred tax	Recovered	Recovered through	Recovered
	As of	assets (liabilities)	through	(charged to) other	through	As of
	June 30,	assumed from	(charged to)	comprehensive	(charged to)	June 30,
	2015	acquisition	earnings	income	equity	2016
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	1,325	-	1,915	-	-	3,240
Finance costs	61	-	171	-	-	232
Total deferred tax assets	1,386	-	2,086	-	-	3,472

Deferred tax liabilities
Convertible debenture	(61)	-	(134)	-	-	(195)
Property, plant and equipment	(136)	-	(22)	-	-	(158)
Inventory	-	-	(313)	-	-	(313)
Biological assets	-	-	(498)	-	-	(498)
Total deferred tax liabilities	(197)	-	(967)	-	-	(1,164)

Net deferred tax assets (liabilities)	1,189	-	1,119	-	-	2,308
Deferred tax assets not recognized	(1,189)	-	(1,119)	-	-	(2,308)
	-	-	-	-	-	-

As of June 30, 2017, the Company has recognized deferred tax assets of $566 and liabilities of $6,504 from its Canadian and German entities, respectively. The Company has non-capital losses of approximately $32,605 (2016 - $12,209) which are available for deduction against future taxable income until years 2026 to 2036. The Company does not recognize the benefit of $6,357 of its total non-capital losses and financing costs as it is not probable that the benefit of these attributes will be realized.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

21.	Related Party Transactions

(a)	Goods and services

The Company incurred the following transactions with related parties during the year ended June 30, 2017:

	2017	2016
	$	$
Consulting fees paid or accrued to directors of ACE	211	300
Office, rent and administration paid or accrued to companies owned by directors and officers and a former director of the Company	130	172
Operational, administrative and service fees paid or accrued pursuant to an agreement between CanvasRx and a company having a director in common with the Company	3,659	-
Consulting fees paid to a company owned by an officer of the Company	780	-
Consulting fees paid to a company controlled by a director of the Company for scientific, research and development services	44	59
Consulting fees paid to a company controlled by a director of the Company for financial and other advisory services	57	20
Professional fees paid or accrued to a former officer of the Company	-	3
	4,881	554

(b)	Compensation of key management personnel

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors.

	2017	2016
	$	$
Management compensation	1,934	368
Directors’ fees (1)	258	59
Share-based payments (2)	6,431	198
	8,623	625

(1)	Include meeting fees and committee chair fees.
(2)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan. Note 16(d).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

21.	Related Party Transactions (Continued)

(c)	Related party balances

The following related party amounts were included in (i) accounts receivable, (ii) accounts payable and accrued liabilities, (iii) prepaid expenses and deposits, (iv) short term loans, (v) long term loans and (vi) note receivable:

	2017	2016
	$	$
(i) A company having a director in common	72	-
(ii) Companies controlled by directors and officers of the Company (1)	76	102
(ii) Directors and officers and a former director and officer of the Company (1)	565	36
(iii) A company having a former director in common	-	2
(iv) Companies controlled by directors and officers of the Company (Note 14(b))	-	1,090
(v) Companies controlled by directors and officers of the Company (Notes 14(b) & 14(e))	-	3,159
(vi) A 50% owned joint venture company (Note 10)	2,096	1,782

(1)	The amounts are unsecured, non-interest bearing and have no specific repayments term.

22.	Commitments and Contingencies

(a)	Office and operating leases

(i)

1769474 has an operating lease on lands located in Cremona, Alberta (the “Lands”) for monthly rent payments of $5. The lease expires on November 14, 2019, with an option to extend for an additional five- year term. The Company has the option to purchase the Lands during the additional term.

(ii)

The Company is committed under lease and sublease agreements with respect to two office premises located in Vancouver, British Columbia, expiring December 31, 2017 and June 30, 2020, and sublease agreements with respect to clinics located across Canada expiring between August 1, 2019 and December 1, 2023, as follows:

$
2018	624
2019	717
2020	657
2021	421
2022	298
Thereafter	55
2,772

(iii)

The Company entered into an agreement to lease approximately 30 acres of land at the EIA for the development of a production facility. The lease has a term of fifteen years with monthly rent payments of $69 for the first five years, increasing to monthly payments of $76 and $83 in the fifth and tenth year of the lease term, respectively. The first monthly installment is payable on or before the earlier of (i) the date that an occupancy permit has been issued for the facility by Leduc County, and (ii) May 1, 2018. The Company has eight options to renew the term of the lease, each option for an additional five years exercisable at the Company’s discretion.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

22.	Commitments and Contingencies (Continued)

(a)	Claims and litigation

(i)

In December 2016, a claim was commenced against the Company regarding the 9,000,000 warrants at $0.02 per share issued to a consultant prior to the RTO. These warrants were issued conditional upon the warrant holder completing an equity financing for the Company. In January 2016, this claim was amended to include 3,000,000 performance warrants exercisable at $0.02 per share, issued pursuant to the RTO. These warrants were cancelled on April 21, 2016 as the funding milestones were not met (“Cancelled Warrants”).

The parties agreed to settle pursuant to a Settlement Agreement and Mutual Release dated January 9, 2017 (the “Settlement”). Of the 9,000,000 warrants, 1,000,000 were cancelled and the remaining 8,000,000 warrants were allowed to be exercised by the Company subject to certain conditions, and the claim related to the Cancelled Warrants was dismissed.

(ii)

The Company commenced a claim against a former director and officer of the Company and his associates relating to breach of contract, abuse of process and unreimbursed expenses. The former director and associates filed various counterclaims against the Company.

Pursuant to the Settlement (Note 22(b)(i)), the parties agreed to mutually release each of the other parties from all claims and counterclaims.

(iii)

A certain claim in small claims court was brought against the Company with respect to certain fees and expenses in the aggregate amount of approximately $25. On January 19, 2017, the court ruled in favor of the Company and dismissed the claim in its entirety.

In January 2017, the Company settled all of the above claims. As of the date hereof, management is not aware of any material claims or possible claims against the Company.

23.	Segmented Information

The Company operates in two segments, the production and sale of medical cannabis and patient counselling and outreach service.

	Medical	Patient
	Cannabis	Counselling	Total
	$	$	$
2017
Revenues	15,922	2,145	18,067
Gross profit	13,982	2,074	16,056
Loss from operations	(9,501)	(1,691)	(11,192)
Net loss	(11,266)	(1,702)	(12,968)

As at June 30, 2017
Total assets	321,644	1,035	322,679
Total liabilities	102,374	1,372	103,746

During the year ended June 30, 2016, the Company’s operations consisted of the production and sale of medical cannabis.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

23.	Segmented Information (Continued)

The Company generates revenue in two geographical locations, in Canada and in Germany.

	Canada	Germany	Total
	$	$	$
2017
Revenues	17,628	439	18,067
Gross profit	15,916	140	16,056
Loss from operations	(10,895)	(297)	(11,192)
Net loss	(12,674)	(294)	(12,968)

As at June 30, 2017
Total assets	321,251	1,428	322,679
Total liabilities	96,678	7,068	103,746

During the year ended June 30, 2016, all of the Company’s assets were located in Canada. All revenues in the year ended June 30, 2016 were generated in Canada.

24.	Financial Instruments and Risk Management

(a)	Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, promissory notes receivable, convertible debenture receivable, loans receivable, derivative, accounts payable and accrued liabilities and convertible notes. The carrying values of these financial instruments approximate their fair values as at June 30, 2017.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the year.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

24.	Financial Instruments and Risk Management (Continued)

(a)	Fair value of financial instruments (continued)

The following table summarizes the Company’s financial instruments as at June 30, 2017:

	Available-for-		Financial	Other
	sale financial	Loans and	assets at	financial
	assets	receivables	FVPTL	liabilities	Total
	$	$	$	$	$
Financial Assets
Cash and cash equivalents	-	159,796	-	-	159,796
Accounts receivable	-	2,312	-	-	2,312
Marketable securities	14,845	-	-	-	14,845
Promissory notes receivable	-	1,222	-	-	1,222
Loans receivable	-	2,096	-	-	2,096
Convertible debenture	-	-	11,071	-	11,071
Derivative	-	-	292	-	292

Financial Liabilities	-	-	-
Accounts payable	-	-	-	8,753	8,753
Deferred revenue	-	-	-	1,421	1,421
Finance lease	-	-	-	351	351
Convertible notes (1)	-	-	-	63,536	63,536

(1)	The fair value of convertible notes includes both the debt and equity components.

The following is a summary of financial assets measured at fair value segregated based on the various levels of inputs (Notes 4(a) and 4(b)):

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Marketable securities	14,845	-	-	14,845
Convertible debenture	-	-	11,071	11,071
Warrant derivative	-	-	292	292

Changes in level 3 financial assets for the year were as follows:

	Warrant	Convertible
	Derivative	Debenture
	$	$
Opening balance	-	-
Additions	306	2,000
Unrealized gains at inception deferred	380	12,564
Unrealized losses	(394)	(3,493)
Ending balance	292	11,071

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

24.	Financial Instruments and Risk Management (Continued)

(a)	Fair value of financial instruments (continued)

Changes in deferred gains on convertible debenture and derivative measured at fair value and included in level 3 of the fair value hierarchy were as follows:

	Warrant	Convertible
	Derivative	Debenture
	$	$
Opening balance	-	-
Unrealized gains at inception deferred	380	12,564
Unrealized gains amortized	(59)	(2,358)
Ending balance	321	10,206

The Company determines the fair value of its derivative liabilities (Notes 14(d), 15(d)) using a Monte Carlo simulation approach. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. The Company’s share price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long-term trend line incorporating current Company stock prices and stock volatility, both observable data points. Assumptions regarding requirements for future financings are unobservable and accordingly the derivatives are classified in Level 3 of the fair value hierarchy.

Changes in derivative liabilities measured at fair value and included in level 3 of the fair value hierarchy were as follows:

	2017	2016
	$	$
Opening balance	233	-
Initial recognition	-	323
Gain /loss on re-measurement to fair value at period end		(90)
Reclassification upon repayment of loans	(233)	-
Ending balance	-	233

The Company’s liability for the CanvasRx contingent consideration was measured at fair value based on unobservable inputs, and was considered a level 3 financial instrument. The fair value of the liability determined by this analysis was primarily driven by the Company’s expectations of CanvasRx achieving the milestones. The expected milestones were assessed probabilities by management which was then discounted to present value in order to derive a fair value of the contingent consideration. The primary inputs of the calculation were the probabilities of achieving the milestones and a discount rate.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

24.	Financial Instruments and Risk Management (Continued)

(b)	Financial instruments risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

(i)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, trade and other receivables, convertible debenture asset and promissory notes receivable. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes recoverable (“GST”). Credit risk from the convertible debenture asset and promissory notes receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationships.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk, but has limited risk as the majority of sales are transacted with credit cards.

As at June 30, 2017, the Company’s aging of receivables was approximately as follows:

	2017	2016
	$	$
0 – 60 days	1,534	-
61 – 120 days	778	87
	2,312	87

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 22, the Company has the following contractual obligations:

	Total	<1 year	1 - 3 years	3 -5 years
	$	$	$	$
Accounts payable and accrued liabilities	8,753	8,753	-	-
Deferred revenue	1,421	1,421	-	-
Finance lease	452	107	345	-
Convertible notes	79,470	-	79,470	-
	90,096	10,281	79,815	-

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

24.	Financial Instruments and Risk Management (Continued)

(b)	Financial instruments risk (continued)

(iii)	Market risk

a)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company holds cash in Canadian dollars and Euros, and investments in Australian dollars. The Company’s main risk is associated with fluctuations in the Euros and Australian dollars and assets and liabilities are translated based on the foreign currency translation policy described in Note 2.

The Company has determined that an effect of a 10% increase or decrease in the Australian dollar and Euro against the Canadian dollar on financial assets and liabilities, as at June 30, 2017, including cash, marketable securities and accounts payable and accrued liabilities denominated in Euros and Australian dollars, would result in an increase or decrease of approximately $1,430 (2016 - $Nil) to the net loss and comprehensive loss for the year ended June 30, 2017.

At June 30, 2017, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s investments, loans receivables and financial debt have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

(c)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10%, the Company would incur an associated increase or decrease in net loss and comprehensive loss of approximately $2,823 (2016 - $Nil). See note 4 for additional details regarding the fair value of investments and marketable securities.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2017 and 2016
(In thousands of Canadian dollars, except share and per share amounts)

25.	Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As at June 30, 2017, the Company is not subject to externally imposed capital requirements.

26.	Subsequent Events

The following events occurred subsequent to June 30, 2017:

(a)

The has Company entered into an amended and restated subscription agreement to purchase 10,558,676 units of Hempco at $0.3075 per unit for gross proceeds of $3,247 (the “Investment”). Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable at a price of $0.41 per share for a period of two years, subject to accelerated expiry if Hempco’s shares trade at or above a VWAP of $0.65 for any 30- day period following closing of the Investment. The closing of the private placement is subject to conditions, including the execution of an option agreement with the majority owners of Hempco and an investor rights agreement, TSX Venture, TSX and Hempco disinterested shareholder approval. Upon closing, the Company will hold approximately 23% of the share capital of Hempco on a fully diluted basis.

On September 15, 2017, the Company and Hempco executed an Option Agreement (the “Option”) to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco, which, upon exercise, would bring the Company’s total ownership interest in Hempco to over 50.1% on a fully diluted basis. If the Company elects to exercise the Option, the shares will be acquired in tranches, the pricing of which, is contingent on certain performance milestones of Hempco.

On September 15, 2017, the Company and Hempco executed an Investor Rights Agreement that will allow Aurora to nominate two directors to the Hempco Board of Directors, require that Hempco adopt an expenditure policy, provide for certain matters related to cannabidiol extraction from hemp, and provide Aurora with anti- dilution protection.

The Option and the Investor Rights Agreement will become effective on the closing of Hempco’s private placement which remains subject to disinterested Hempco shareholder approval

In connection with the transaction, Aurora has advanced an additional $1,500 to Hempco (the “Loan”). The Loan is secured and bears interest at a rate of 10% per annum. The Loan and the Advance will be repaid to the Company out of the proceeds of Hempco’s private placement. If the private placement does not close, the Loan and Advance will mature on December 21, 2017. (Note 7(a))

(b)	583,580 common shares were issued on the exercise of 583,580 options for gross proceeds of $563.

(c)	1,208,750 common shares were issued on the exercise of 1,208,750 warrants for gross proceeds of $545.